Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes conducted at the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) held on April 20, 2023.

There were present at the meeting registered shareholders and proxy holders holding or authorized to vote 15,192,353 subordinate voting shares (carrying one vote per share), being 61.94% of the issued and outstanding subordinate voting shares of the Corporation, and one proxy holder authorized to vote 1,548,000 multiple voting shares, being 100% of the issued and outstanding multiple voting shares of the Corporation.

Election of Directors

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 10, 2023 was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	25,887,680	81.28	5,963,997	18.72	8,270,923	58.10	5,963,997	41.90
David L. Johnston	31,158,762	97.79	705,184	2.21	13,542,005	95.05	705,184	4.95
Karen L. Jurjevich	31,205,775	97.93	658,170	2.07	13,589,018	95.38	658,170	4.62
R. William McFarland	29,468,318	92.48	2,395,629	7.52	11,851,561	83.19	2,395,629	16.81
Christine N. McLean	31,138,616	97.72	725,330	2.28	13,521,859	94.91	725,330	5.09
Brian J. Porter	31,571,815	99.08	292,132	0.92	13,955,058	97.95	292,132	2.05
Timothy R. Price	30,623,102	96.11	1,240,843	3.89	13,006,345	91.29	1,240,843	8.71
Brandon W. Sweitzer	30,739,750	96.47	1,124,194	3.53	13,122,993	92.11	1,124,194	7.89
Lauren C. Templeton	31,575,154	99.09	288,792	0.91	13,958,397	97.97	288,792	2.03
Benjamin P. Watsa	31,130,640	97.70	733,306	2.30	13,513,883	94.85	733,306	5.15
V. Prem Watsa	29,712,110	93.28	2,139,569	6.72	12,095,353	84.97	2,139,569	15.03
William C. Weldon	31,575,496	99.09	288,451	0.91	13,958,739	97.98	288,451	2.02

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation. The Corporation received proxies with regard to the vote on the appointment of PricewaterhouseCoopers LLP, directing as set forth in the table below:

Vote For (Aggregate)%		Withhold Vote (Aggregate)%
31,176,684	95.03	1,631,787	4.97

Toronto, Ontario

April 21, 2023

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	“Eric Salsberg”
Name:	Eric Salsberg
Title:	Vice President and Corporate Secretary